

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Shoshana Shendelman
Chief Executive Officer
Applied Therapeutics Inc.
545 Fifth Avenue, Suite 1400
New York, New York 10017

> **Re: Applied Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2020**
> **File No. 333-238948**

Dear Dr. Shendelman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences